================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. ___)


                           MONTPELIER RE HOLDINGS LTD.
                                (Name of Issuer)


COMMON STOCK, 1/6 CENTS PAR VALUE PER SHARE                         G62185106
      (Title of class of securities)                              (CUSIP number)

                                 MICHAEL GIBBONS
                                WL ROSS & CO. LLC
                              600 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                  212 826 2042

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  JUNE 28, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                    (Page 1)




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


--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 2
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.                      WL Ross & Co. LLC (1)
           OF ABOVE PERSON (ENTITIES ONLY)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:       6,896,552 (1)(2)
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:  6,896,552 (1)(2)
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                6,896,552 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             6.37%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               IA
-------    ---------------------------------------------------------------------

(1) 655,172 shares of common stock, par value 1/6 cents per share (the "Common Stock"), of Montpelier Re Holdings Ltd. (the "Issuer") are held directly by WLR Recovery Fund II, L.P. ("Recovery Fund II"), and 6,241,380 shares of Common Stock are held directly by WLR Recovery Fund III, L.P. ("Recovery Fund III", and together with Recovery Fund II, the "Funds"). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of Recovery Fund
     II. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of Recovery Fund III. Accordingly, WL Ross & Co. LLC, the Funds, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2) All of the shares of Common Stock held directly by Recovery Fund II and Recovery Fund III were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 3
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.             WLR Recovery Fund II, L.P. (1)
           OF ABOVE PERSON (ENTITIES ONLY)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:               655,172
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:          655,172
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                  655,172 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.60%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               PN
-------    ---------------------------------------------------------------------

(1) 655,172 shares of Common Stock are held directly by Recovery Fund II. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund II. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund II.

(2) All of the shares of Common Stock held directly by Recovery Fund II were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 4
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.            WLR Recovery Fund III, L.P. (1)
           OF ABOVE PERSON (ENTITIES ONLY)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:             6,241,380
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:        6,241,380
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                6,241,380 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             5.76%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               PN
-------    ---------------------------------------------------------------------

(1) 6,241,380 shares of Common Stock are held directly by Recovery Fund III. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund III. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund III.

(2) All of the shares of Common Stock held directly by Recovery Fund III were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 5
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.         WLR Recovery Associates II LLC (1)
           OF ABOVE PERSON (ENTITIES ONLY)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:             655,172
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:        655,172
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                  655,172 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             0.60%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               IA
-------    ---------------------------------------------------------------------

(1) 655,172 shares of Common Stock are held directly by Recovery Fund II. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund II. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates II LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund II.

(2) All of the shares of Common Stock held directly by Recovery Fund II were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 6
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.        WLR Recovery Associates III LLC (1)
           OF ABOVE PERSON (ENTITIES ONLY)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           Delaware
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:             6,241,380
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:        6,241,380
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                6,241,380 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             5.76%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               IA
-------    ---------------------------------------------------------------------

(1) 6,241,380 shares of Common Stock are held directly by Recovery Fund III. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates III LLC. WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of the Recovery Fund III. Accordingly, WL Ross & Co. LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Recovery Fund III.

(2) All of the shares of Common Stock held directly by Recovery Fund III were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

--------------------------------------------------------------------------------
CUSIP No. G62185106                  13D                                  Page 7
--------------------------------------------------------------------------------

-------    ---------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS.
           I.R.S. IDENTIFICATION NOS.                    Wilbur L. Ross, Jr. (1)
-------    ---------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) [_]
                                                                       (b) [_]
-------    ---------------------------------------------------------------------
   3       SEC USE ONLY
-------    ---------------------------------------------------------------------
   4       SOURCE OF FUNDS:                                                  OO
-------    ---------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                               [_]
-------    ---------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION:
           United States
--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER:                 0
   NUMBER OF
    SHARES                -------    -------------------------------------------
 BENEFICIALLY                8       SHARED VOTING POWER:              6,896,552
   OWNED BY
     EACH                 -------    -------------------------------------------
   REPORTING                 9       SOLE DISPOSITIVE POWER:            0
  PERSON WITH             -------    -------------------------------------------
                            10       SHARED DISPOSITIVE POWER:         6,896,552
--------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY  REPORTING PERSON:
                                                                6,896,552 (1)(2)
-------    ---------------------------------------------------------------------
  12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES:                                                      [_]
-------    ---------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             6.37%

-------    ---------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON:                               IN
-------    ---------------------------------------------------------------------

(1) 655,172 shares of Common Stock are held directly by Recovery Fund II, and 6,241,380 shares of Common Stock are held directly by Recovery Fund III. Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates II LLC and WLR Recovery Associates III LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of Recovery Fund II. Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of Recovery Fund
     III. Accordingly, WL Ross & Co. LLC, the Funds, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2) All of the shares of Common Stock held directly by Recovery Fund II and Recovery Fund III were acquired pursuant to that certain Purchase Agreement, dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III.

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D (the "Schedule 13D") relates to the shares of common stock, par value of 1/6 cents per share (the "Common Stock"), of Montpelier Re Holdings Ltd. (the "Issuer"). The principal executive offices of the Issuer are located at 8 Par-La-Ville Road, P.O. Box HM 2079, Hamilton, HM HX Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Names of Persons Filing:

         1.       WL Ross & Co. LLC

         2.       WLR Recovery Fund II, L.P. ("Recovery Fund II")

         3. WLR Recovery Fund III, L.P. ("Recovery Fund III", and together with Recovery Fund II, the "Funds")

         4.       WLR Recovery Associates II LLC

         5.       WLR Recovery Associates III LLC

         6.       Wilbur L. Ross, Jr.

(Each person listed above is a "Reporting Person" and collectively "Reporting Persons")

(b) The address of the principal business office for each of the Reporting Persons is:

         600 Lexington Avenue, 19th Floor
         New York, New York 10022

(c) The principal occupation of each of the Reporting Persons is that of investment advisor.

(d)-(e) None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Citizenship

         See Row 6 of each cover page, which are incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to that certain Purchase Agreement (the "Purchase Agreement"), dated as of May 25, 2006, among the Issuer, Recovery Fund II and Recovery Fund III, Recovery Fund II acquired 655,172 shares of Common Stock in consideration of a payment of $9,500,000.00, the source of such funds was

Recovery Fund II's funds available for investment. Pursuant to the Purchase Agreement Recovery Fund III acquired 6,241,380 shares of Common Stock in consideration of a payment of $90,500,000. the source of such funds was Recovery Fund III's funds available for investment.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business. Wilbur L. Ross, Jr. has been appointed to the Board of Directors of the Issuer, effective as of June 28, 2006, the closing date of the second half of the transaction.

         Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or, after 1 August, 2006, dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

         Also, consistent with the investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected may result in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or changes in the board of directors or management of the Issuer.

         Pursuant to the Purchase Agreement the Issuer issued 655,172 shares of Common Stock that were acquired by Recovery Fund II, in consideration of a payment of $9,500,000.00, and 6,241,380 shares of Common Stock that were acquired by Recovery Fund III in consideration of a payment of $90,500,000.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) See Rows 11 and 13 of each cover page, which are incorporated herein by reference.

(b) See Rows 8 and 10 of each cover page, which are incorporated herein by reference.

(c) Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions of the Common Stock during the past 60 days.

(d) To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth in note 1 of each Reporting Person's cover page is incorporated herein by reference.

         On May 25, 2006, WL Recovery II and WL R Recovery III entered into the Purchase Agreement described in Item 3, above and a Registration Rights Agreement with the Issuer providing for registration of the Common Stock purchased pursuant to the Purchase Agreement (the "Registration Rights Agreement").

         Pursuant to the Purchase Agreement and Registration Rights Agreement, the Funds have agreed with the Issuer, that prior to 1 August, 2006, the Funds will not dispose of any of the shares of Common Stock purchased pursuant to the Purchase Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Purchase Agreement by and among Montpelier Re Holdings Ltd., WLR Recovery Fund II, L.P. and WRL Recovery Fund III, L.P., dated 25 May, 2006.

Exhibit 2 Registration Rights Agreement by and among Montpelier Re Holdings Ltd., WLR Recovery Fund II, L.P. and WLR Recovery Fund III, L.P., dated 25 May, 2006.

             [The remainder of this page intentionally left blank.]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 2006





                                           By:  WL Ross & Co. LLC

                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member



                                           By:  WLR Recovery Fund II, L.P.

                                           By:
                                           Name: WLR Recovery Associates II LLC
                                           Title:  Managing Member



                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member



                                           By:  WLR Recovery Fund III, L.P.

                                           By:
                                           Name: WLR Recovery Associates III LLC
                                           Title:  Managing Member



                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member

                                           By:  WLR Recovery Associates II LLC

                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member



                                           By:  WLR Recovery Associates III, LLC

                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member



                                           By:  Wilbur L. Ross, Jr.

                                           By:  /s/  Wilbur L. Ross, Jr.
                                              ---------------------------------
                                           Name: Wilbur L. Ross, Jr.
                                           Title:  Managing Member